UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41634

HUB Cyber Security Ltd.

Not Applicable

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

+972-3-924-4074

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐     Form 40-F

CONTENTS

Appointment of Directors

On October 13, 2026, the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) appointed Mr. Richard Paolone and Mr. Joseph Tung as members of the Board, effective immediately. Mr. Paolone and Mr. Tung will each serve as an independent director on the Board.

Mr. Paolone and Mr. Tung will be entitled to compensation for their service as directors in accordance with the Company’s shareholder-approved compensation terms for directors, and the Company expects to enter into a customary form of indemnification agreement with each of them.

On October 13, 2026, the Company issued a press release titled “HUB Cyber Security Appoints Richard Paolone and Joseph Tung to its Board of Directors.” A copy of this press release is attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: October 13, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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